Exhibit 1

**TRANSACTIONS IN THE COMMON STOCK SINCE THE DATE OF THE FILING OF
THE SCHEDULE 13D**

Except as set forth below, the Reporting Person has not effected transactions in the Common Stock since the date of the filing of the Schedule 13D.

Date of Transaction	Amount of Common Stock	Average Price per Shares ($)
10/23/2025	211,989	2.2944
10/24/2025	4,000,000	2.8612
11/11/2025	3,788,011	1.4603
11/11/2025	1,621,291	1.4505
11/12/2025	602,821	1.6428
11/14/2025	775,888	1.7682
11/18/2025	687,243	1.7615
11/20/2025	1,701,992	1.7810
11/28/2025	422,299	2.0629